June 25, 2009

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 3010

RE: The Macerich Company

Form 10-K for the Fiscal Year Ended

December 31, 2008, filed February 27, 2009

File No. 001-12504

Dear Mr. Woody:

This letter is in response to your letter of June 1, 2009 regarding your review of the above mentioned Form 10-K (the “2008 10-K”) for The Macerich Company (the “Company”).

Our specific responses to your questions follow the restatement of each question below.

Item 1. Business

Recent Developments, page 2

1.              Please explain to us how the exchange of your ownership interest in the Rochester Properties for an ownership interest in the non-Rochester properties was related to the redemption of the Class A PCPUs.

On April 25, 2005, the Company completed its acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, LP and acquired interests in the following regional malls and community shopping centers:  Danbury Fair Mall, Freehold Raceway Mall, Great Northern Mall, Rotterdam Square, Shoppingtown Mall, Towne Mall, Tysons Corner Center and Wilton Mall (collectively referred to as the “Non-Rochester Properties”) and Eastview Mall, Eastview Commons, Greece Ridge Center, Marketplace Mall and Pittsburgh Plaza (collectively referred to as the “Rochester Properties”).  As part of the overall consideration for the Wilmorite acquisition, 3.4 million Class A participating convertible preferred units (“PCPUs”) of an affiliate of the Company were issued which had special redemption rights.  Specifically, PCPU holders had the right, exercisable within the three month period beginning on August 31, 2007, to redeem their PCPUs in exchange for the Rochester Properties.  By exercising their right to redeem on January 1, 2008, the PCPU holders acquired the Rochester Properties and the Company’s affiliate in turn acquired the 3.4 million PCPUs which represented a 16.32% minority interest in the Non-Rochester Properties.

Business of the Company, page 6

2.              Please tell us whether you had any tenant that accounted for 10% or more of your total rents, as opposed to minimum rents.  Explain why you identify your ten largest tenants based on minimum rent rather than total rent.  Also, please tell us the portion of your total rents for the fiscal year that were comprised of minimum rent versus percentage rent.

No tenants accounted for more than 10% of total rents for the year ended December 31, 2008. For the year ended December 31, 2008, minimum rents represented 96.6% of our total rents and percentage rent only 3.4% of our total rents.

We have historically identified our ten largest tenants based on minimum rent only because minimum rent has represented substantially all of the total rent we receive from our tenants. However, in the Business section of our future Form 10-K filings, beginning with the Form 10-K filed for the year ending December 31, 2009, the chart listing the 10 largest tenants will be based on total rents. The Company does not expect a material impact based on this change.

Mall and Freestanding Stores, page 8

3.              We note your statement that “to include space over 10,000 square feet would provide a less meaningful comparison” when comparing rental rate activity.  Please explain to us why you believe space of 10,000 square feet and under provides a more meaningful comparison than presenting a rental rate activity comparison for all your tenants.

As we note on page 7 of our 2008 10-K, our Centers derived approximately 91.7% of their total minimum rents for the year ended December 31, 2008 from Mall and Freestanding stores.  Additionally, 78.4% of minimum rents from Mall and Freestanding Store space is from tenants occupying space of 10,000 square feet and under.

Mall and Freestanding space greater than 10,000 square feet is inconsistent in size and configuration throughout our portfolio and as a result does not lend itself to a meaningful comparison of rental rate activity with our other space. Most of the non-anchor space over 10,000 square feet is not physically connected to the mall, does not share the same common area amenities and does not benefit from the foot traffic in the mall. As a result, space greater than 10,000 square feet has a unique rent structure that is inconsistent with mall space under 10,000 square feet.  Mall space under 10,000 square feet is more consistent in terms of shape and configuration and, as such, we are able to provide a meaningful comparison of rental rate activity for this space. In future Form 10-K filings, we will add appropriate disclosure similar to the explanation above to clarify the differences between rental rate activity of spaces less than or greater than 10,000 square feet.

4.              We note that you have provided the average base rent per square foot for the last three years.  Please provide this information for the last five years prior to the date of the filing.  Furthermore, please provide the collective average base rent per square foot for all tenants, including anchors, for each of the last five years.  Please provide such disclosure in future filings and tell us how you plan to comply.

In the Business section of our future Form 10-K filings, we will include a table detailing the average base rent per square foot for the last five years prior to the filing for Mall and Freestanding tenants with less than 10,000 square feet and a table detailing the average base rent per square foot for all tenants over 10,000 square feet, including anchors. An example of this presentation (for spaces 10,000 square feet and under) for the period ending December 31 for each of the past five years is attached to this letter as Exhibit I. A similar table will be included in our future filings for tenants over 10,000 square feet, including anchors.

Cost of Occupancy, page 9

5.              Please explain to us in more detail the expenses that are included in cost of occupancy and confirm that you will provide similar disclosure in future filings.  Also, please tell us why you measure cost of occupancy as a percentage of total Mall Store sales rather than a percentage of rent.

In the Business Section of our future Form 10-K filings, we will include the following additional disclosure to further explain the expenses that we include in cost of occupancy and why we measure cost of occupancy as a percentage of total Mall Store sales rather than as a percentage of rent:

A major factor contributing to tenant profitability is cost of occupancy, which consists of tenant occupancy costs charged by the landlord. Tenant expenses included in this calculation are minimum rents, percentage rents and recoverable expenditures, which consist primarily of property operating expenses, real estate taxes and repair and maintenance expenditures. These tenant charges are collectively referred to as tenant occupancy costs. These tenant occupancy costs are compared to tenant sales. A low cost of occupancy percentage shows more capacity for the landlord to increase rents at the time of lease renewal than a high cost of occupancy percentage.

Lease Expirations, page 10

6.              We note that you have disclosed the lease expiration dates for your mall and freestanding stores with 10,000 square feet and under.  Please expand the disclosure to provide a schedule of lease expirations for all stores, including anchors and other stores with greater than 10,000 square feet, on a portfolio basis.  Also, please disclose the percentage of gross annual rental represented by expiring leases in each year.  Provide this disclosure in future filings and tell us how you plan to comply.

In the Business section of our future Form 10-K filings, we will include a schedule of lease expirations for mall and freestanding stores with 10,000 square feet and under and for all stores over 10,000 square feet, including anchors, on a portfolio basis. In addition, we will disclose the percentage of gross annual rental represented by expiring leases in each year for both schedules.

Anchors, page 11

7.              Refer to the bottom of the table on page 12.  Please tell us why you have identified stores at centers not owned by Macerich.  It is not clear why this disclosure is relevant to your business.  Revise future filings to provide appropriate clarification.

The Company acquired a portfolio of Mervyn’s stores in December 2007 and in early 2008. Of these former Mervyn’s locations, 30 are located at shopping centers not owned by Macerich. As is indicated on page 11 of the 2008 Form 10-K, five of these have been leased to Forever 21, eight have been leased to Kohl’s and the remaining 17 former Mervyn’s locations are vacant. This is detailed further in Exhibit 99.1 – “Former Mervyn’s Stores in the Macerich Portfolio” which was filed as an exhibit to the 2008 10-K. In future filings, we will expand the disclosure to provide appropriate clarification.

Item 1A. Risk Factors, page 15

8.              Please revise future filings to include a risk factor addressing the risk that you may pay distributions from sources other than cash flow from operations.  The risk factor should include a discussion of the risk that distributions paid from borrowings will require you to divert additional future cash flows to debt service and that a lack of cash available for distributions may cause you to liquidate properties at unfavorable prices.

In the risk factor titled “Complying with REIT requirements may force us to borrow or take other measures to make distributions to our stockholders,” which appears on page 20 of the 2008 10-K, the Company describes that it may need to borrow additional funds, sell a portion of its investments (potentially at disadvantageous prices) or find another alternative source of funds to fund distributions to stockholders.  In addition, in the risk factor titled “We have substantial debt that could affect our future operations,” which appears on page 18 of the 2008 10-K, the Company discloses the risk that the diversion of cash flow to service principal and interest on the Company’s substantial outstanding indebtedness will limit the availability of cash flow for other business opportunities.  The Company believes these risk factors adequately address the most significant risks that could result in the event the Company is required to pay distributions from sources other than cash flow from operations.  However, in response to the Staff’s comment and to further explain the possible risks that could result if the Company pays distributions from sources other than cash flow, the Company will revise the risk factor below (substantially as indicated) when it updates the risk factors included in Item 1A of its Form 10-K filed for the year ending December 31, 2009.

“Complying with REIT requirements may force us to borrow or take other measures to make distributions to our stockholders.

As a REIT, we generally must distribute 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we might generate taxable income greater than our net income for financial reporting purposes, or our taxable income might be greater than our cash flow available for distributions to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, liquidate or sell a portion of our properties or investments (potentially at disadvantageous or unfavorable prices), in certain limited cases distribute a combination of cash and stock (at our stockholders’ election but subject to an aggregate cash limit established by the Company), or find another alternative source of funds.  These alternatives could increase our costs or reduce our equity ~~and reduce amounts for investments~~.  In addition, to the extent we borrow funds to pay distributions, the amount of cash available to us in future periods will be decreased by the amount of cash flow we will need to service principal and interest on the amounts we borrow, which will limit cash flow available to us for other investments or business opportunities.”

Item 2. Properties, page 24

9.              Please tell us the occupancy rates, expressed as a percentage, of your centers for each of the last five years on a portfolio basis.  Confirm that you will provide similar disclosure in future filings.

The following are the occupancy rates, expressed as a percentage, of our centers for each of the last five years on a portfolio basis:

2008 — 92.3%

2007 — 93.1%

2006 — 93.4%

2005 — 93.3%

2004 — 92.6%

We will include in future filings, under “Other Data” in Item 6. Selected Financial Data, occupancy rates, expressed as a percentage, of our centers for the five years prior to the filing on a portfolio basis.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Overview and Summary

Mervyn’s, page 43

10.       We note your disclosure that Mervyn’s has entered bankruptcy and rejected 22 of its lease agreements with the Company.  Explain to us, and enhance your MD&A disclosure to discuss, the expected loss of future rental income as a result of the Mervyn’s bankruptcy.  In your response tell us whether the Company continues to accrue rental revenue related to these leases and if so, the amount outstanding as of year end.

Before the bankruptcy, the 22 rejected leases generated approximately $27.7 million of rental revenue for the year ended December 31, 2008 which included the write-off of  unamortized intangible assets relating to above market leases and unamortized liabilities relating to below market leases (See Mervyns on page 43 of the 2008 10-K). The Company did not accrue additional revenues on these leases as a result of the bankruptcy filing and there was no accrual as of the year ended December 31, 2008.

The Company has actively been seeking replacement tenants for these 22 spaces. The Company will forego approximately $18.4 million in lost rental revenue in 2009 if no new leases are signed to replace these tenants. In future filings, we will enhance our MD&A disclosure to discuss, to the extent material, the expected loss of future rental income as a result of the Mervyn’s bankruptcy.

11.       Tell us whether the Company performed impairment analyses of the centers anchored by Mervyn’s as a result of the Mervyn’s bankruptcy and the results of these analyses.

As discussed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under Critical Accounting Policies and Note 2 of the Company’s consolidated financial statements, the Company assesses whether there has been impairment in the value of its long lived assets by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. As part of this assessment, the Company performed an analysis of each of its Centers, including those Centers that had Mervyns as an anchor, and the Company concluded that none of these Centers were impaired as of December 31, 2008.

Liquidity and Capital Resources, page 54

12.       It appears from your Consolidated Statements of Cash Flows that your distributions exceeded your cash flows from operations for the current year by approximately $34 million.  Explain to us, and expand the liquidity section of your MD&A, to discuss the funding sources used to pay these distributions.

Dividends and distributions of $284.9 million for the year ended December 31, 2008 have been funded primarily from the $251.9 million of cash flows provided by operating activities. The remaining amount was funded through return of investment distributions received from unconsolidated joint ventures.

When applicable in future filings we will expand our discussion of liquidity and capital resources to discuss the funding sources used to pay our distributions. The following provides an example of this expanded disclosure based on dividends and distributions for our year ended December 31, 2008:

Dividends and distributions of  $251.9 million have been funded by cash flows provided by operations. The remaining $33 million was funded through distributions received from unconsolidated joint ventures which are included as return of investment distributions in the cash flows from investing activities section of the Company’s consolidated statements of cash flows.

Funds From Operations, page 57

13.       We are unclear how your calculation of FFO complies with the requirements of Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Specifically it appears that you have adjusted FFO for certain recurring items such as write-down of consolidated assets, adjustment of minority interest due to redemption value and gains on sales of undepreciated assets.  Explain to us how these adjustments are appropriate in accordance with Item 10(e) of Regulation S-K and tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

To clarify, with respect to write-downs of consolidated assets and gains on sales of undepreciated assets, the Company is not deviating from the standard definition of funds from operations, or FFO, per the National Association of Real Estate Investment Trusts’ (“NAREIT”) “White Paper.”  Those line items are included in the FFO reconciliation on page 58 of the 2008 10-K only as part of the Company’s presentation of FFO, because we believe such presentation is more informative for investors, but they do not constitute a departure from FFO as defined by NAREIT.  The net effect of our presentation was simply to properly present FFO excluding gain/(loss) on sales of depreciated assets.  In our presentation, however, we first deducted the entire amount of the gain on sale of consolidated assets line item in the FFO reconciliation, and then we have adjusted for those items that should be properly included or excluded from FFO as defined by NAREIT (i.e. the write-downs of consolidated assets and gains on sales of undepreciated asset sales).  For example, in the column headed “Year Ended December 31, 2008” of the FFO reconciliation on page 58, we disclose a gain on sale of consolidated assets of $68,714.  This number was arrived at by (i) taking the total gain on the sale of assets line item from the Consolidated Statements of Operations ($100,533), and (ii) subtracting the loss on sale or write-down of assets line item from the Consolidated Statements of Operations ($31,819) ($100,533 - $31,819 = $68,714).  The $68,714 gain on sale of consolidated assets line item reflects $798 of gains on sales of undepreciated assets and $27,445 relating to write-downs of consolidated assets, which amounts are therefore added back to or subtracted out from FFO elsewhere in the FFO reconciliation, which is consistent with NAREIT’s definition of FFO.

The Company is making an adjustment to FFO for minority interest due to redemption value.  This adjustment, though recorded over a three-year period (2005-2007), relates to a non-cash item arising from a single transaction whose accounting treatment was the subject of extensive disclosures in the Company’s Form 10-K/A (Amendment No.1) for the fiscal year ended December 31, 2007, and more specifically the issuance of PCPUs upon the acquisition of the Rochester Properties, which was followed by the redemption of PCPUs on January 1, 2008 (See response to Question 1 above).  For convenience in this response, we will refer to this adjustment to FFO as the “PCPU Adjustment.”  As noted above, the PCPUs were redeemable at the option of the holders for the Rochester Properties and they were accounted for as redeemable minority interest at the greater of their redemption value or amount that would result from applying consolidation accounting.  The Company recognized the redeemable minority interest at historical cost within purchase accounting and subsequently adjusted the carrying value of the redeemable minority interest or redemption value changes at the end of each of the three reporting periods in question as a reduction of net income available to common stockholders within the consolidated statements of operations.  As a result of the redemption of the PCPUs for the Rochester Properties on January 1, 2008, the Company recorded a credit to additional paid-in capital (APIC) which represented the reversal of the adjustments of the minority interest for the redemption value on the Rochester Properties.  The PCPU Adjustment eliminates a material distortion to FFO as a comparative measurement of the Company’s operating performance over the five-year period from 2004 through 2008.

Based on the Staff’s guidance on disclosure of non-GAAP measures (Division of Corporation Finance: Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, prepared by Accounting Staff Members in the Division of Corporation Finance on June 13, 2003 (the “FAQs”)), the Company believes that the PCPU Adjustment is appropriate and needs to be part of our computation of FFO, insofar as it relates to a single, clearly disclosed, non-recurring, unusual, non-cash item.  The Company understands that the facts and circumstances must substantiate: (A) absence of an intent to smooth FFO, (B) usefulness of the adjustment to FFO, and (C) adequate disclosure to prevent the adjustment from being misleading.

Absence of inappropriate smoothing.

The PCPU Adjustment does not constitute inappropriate “smoothing” of FFO as a performance measure as discussed in Question 8 of the FAQs.  There was no similar adjustment within the prior two years and no similar adjustments are reasonably likely to recur within two years.  In fact, this is the only adjustment the Company has made to

FFO as defined by NAREIT over the five-year time horizon presented.  We note in particular the following:

(1)                                                     the PCPU Adjustments arose from a single transaction (the issuance of PCPUs in connection with the acquisition of the Rochester Properties);

(2)                                                     there is not any history of these types of earnings charges or, in light of the unique nature of the transaction at issue, any prospect of similar charges in the foreseeable future; and

(3)                                                     though the accounting impact extended over multiple reporting periods, resulting in earnings charges from the second quarter of 2005 through the fourth quarter of 2007, it was probable from the outset that the financial impact would disappear or become immaterial within a finite period.

Usefulness of the adjustment.

The Company is aware of its burden of demonstrating the usefulness of supplemental adjustments that exclude recurring items from FFO as a measure of performance per Question 8 of the FAQ and of the Staff’s objection to eliminating the effect of recurring items by describing them as non-recurring per Question 9 of the FAQs.

However, we note that Question 7 of the FAQs does not prohibit supplemental adjustments to FFO as defined by NAREIT, though it does require that they comply with the provisions of Item 10(e) of Regulation S-K.  The Company has given careful consideration to the provisions of Item 10(e), as clarified by Questions 8 and 9 of the FAQs, and believes that presenting FFO with the PCPU Adjustment complies with the provisions of Item 10(e).

Question 9 of the FAQs states: “Whether a company can present a non-GAAP financial measure that eliminates recurring restructuring charges will depend on all the facts and circumstances.  However, if there is a past pattern of restructuring charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors.  In such circumstances, Item 10(e) of regulation S-K would not permit the use of the non-GAAP financial measure.”

The Company believes that the PCPU Adjustment is both meaningful and appropriate.  Management believes the considerations set forth in Questions 8 and 9 of the FAQs support the conclusion that our presentation makes FFO, as a measure of performance, more useful to investors.  Reporting FFO without the PCPU Adjustment would paint a distorted picture of the Company’s operating performance over the five-year period in question because the reduction in net income available to common stockholders arising from the acquisition of the Rochester Properties did not relate to the Company’s operations, but rather was a non-cash charge related to purchase accounting under GAAP for the overall transaction of which those properties were a part, specifically the requirement that the PCPUs be reported as a minority interest in the acquiring entity.

As stated in NAREIT’s “White Paper” on FFO, the key objective of FFO as a measure of operating performance is to make comparisons of REIT operating results more meaningful.  A key element of FFO is the exclusion of gains and losses from the sale of previously depreciated real estate assets because such gains and losses can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates. By eliminating gains and losses from asset sales, FFO makes operating performance comparisons (both between sequential periods for the same REIT and among different, but similar REITS) more meaningful for investors and analysts.  The issue the Company faced with respect to the PCPU Adjustment is that, while adding those GAAP-driven, non-cash earnings charges back to FFO technically is not contemplated by the NAREIT definition and it may not be comparable to other REITs, management believes the NAREIT definition of FFO was not intended to include charges like those covered by the PCPU Adjustment.  On the contrary, management believes that the Company’s presentation of FFO provides a true measure of operating performance that more closely achieves the objectives of presenting FFO in the first place by excluding across the entire period the effects of the adjustment to minority interest due to redemption value arising from the original issuance of the PCPUs.

Adequate disclosure.

As permitted and urged by Question 8, we disclosed clearly in MD&A the various aspects of the Rochester Properties transaction on page 42 of the 2008 10-K. The accounting treatment of PCPUs was disclosed in great detail in the Explanatory Note and in Note 25 — Restatement of the Notes to Consolidated Financial Statements in the Company’s Form 10-K/A (Amendment No.1) for the fiscal year ended December 31, 2007.

In conclusion, the Company considered carefully the guidance in Questions 8 and 9 of the FAQs in deciding to present FFO with a supplemental adjustment to add back the adjustment to minority interest to redemption value.  The Company believes that it was in compliance with Item 10(e) that compliance has been established based on all the facts and circumstances, including (A) absence of an intent to smooth FFO, (B) demonstration of the usefulness of the supplemental adjustment to FFO and (C) specific disclosures required by Question 8 of the FAQ to prevent the adjustment from being misleading.

In making these responses, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ THOMAS E. O’HERN
Thomas E. O’Hern
Senior Executive Vice President and Chief Financial Officer

EXHIBIT I

The Macerich Company

	Average Base Rent PSF (a)	Average Base Rent PSF on Leases Commencing During the Period (b)	Average Base Rent PSF on Leases Expiring (c)
Consolidated Centers
12/31/08	$41.39	$42.70	$35.14
12/31/07	$38.49	$43.23	$34.21
12/31/06	$37.55	$38.40	$31.92
12/31/05	$34.23	$35.60	$30.71
12/31/04	$32.60	$35.31	$28.84

Joint Venture Centers
12/31/08	$42.14	$49.74	$37.61
12/31/07	$38.72	$47.12	$34.87
12/31/06	$37.94	$41.43	$36.19
12/31/05	$36.35	$39.08	$30.18
12/31/04	$33.39	$36.86	$29.32

(a) Average base rent per square foot is based on Mall and Freestanding Store GLA for spaces 10,000 square feet and under, occupied as of December 31 for each of the Centers owned by the Company. The leases for Tucson La Encantada and the expansion area of Queens Center were excluded for 2005 and 2004 due to the Centers being under redevelopment. The leases for Promenade at Casa Grande, SanTan Village Power Center and SanTan Village Regional Center were excluded for Years 2007 and 2008 due to the Centers being under redevelopment. The leases for Market at Estrella Falls and Santa Monica Place were excluded for Year 2008 due to the Centers being under redevelopment.

(b) The average base rent per square foot on lease signings commencing during the year represents the actual rent to be paid during the first twelve months for tenant leases 10,000 square feet and under.  The leases for Tucson La Encantada and the expansion area of Queens Center were excluded in the Year 2005 and 2004 due to the Centers being under redevelopment. The leases for Promenade at Casa Grande, SanTan Village Power Center, SanTan Village Regional Center were excluded for the Year 2007 and Year 2008 due to the Centers being under redevelopment. The leases for Market at Estrella Falls and Santa Monica Place were excluded for Year 2008 due to the Centers being under redevelopment.

(c) The average base rent per square foot on leases expiring during the year represents the final year minimum rent, on a cash basis, for all tenant leases 10,000 square feet and under expiring during the year.  The leases for Tucson La Encantada and the expansion area of Queens Center were excluded for 2005 and 2004 due to the Centers beging under redevelopment. The leases for Promenade at Casa Grande, SanTan Village Power Center and SanTan Village Regional Center were excluded for Years 2007 and 2008 due to the Centers being under redevelopment. The leases for Market at Estrella Falls and Santa Monica Place were excluded for Year 2008 due to the Centeres being under redevelopment.